Exhibit 99.3

E-COMMERCE CHINA DANGDANG INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DANG)

Form of Proxy for Annual General Meeting

to be held on November 12, 2012

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of E-Commerce China Dangdang Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares of the Company, par value US$0.0001 per share (the “Common Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China on November 12, 2012 at 2:00 p.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Common Shares at the close of business on October 22, 2012 (Eastern Daylight Time) (the “Record Date”) are entitled to notice of and to vote at the Meeting. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the resolution(s) to be considered at the AGM. This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about October 23, 2012.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 1/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China as soon as possible so that it is received by the Company no later than November 8, 2012.

E-COMMERCE CHINA DANGDANG INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DANG)

Form of Proxy for Annual General Meeting

to be held on November 12, 2012

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                                              of                                                                                                                                                                                                                      , being the registered holder of                                                       Class A common shares and                                                               Class B common shares1, par value US$0.0001 per share, of E-Commerce China Dangdang Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                                                               of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.

Approval and/or ratification of the Company’s resumption of implementing its 2004 share incentive plan (the “2004 Plan”) which was adopted in 2004 and suspended on November 15, 2010, the date of effectiveness of the Company’s 2010 share incentive plan, only to the extent that Class A common shares of the Company underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 Plan, and with amendments made to the 2004 Plan as set forth in Exhibit A attached hereto, reflecting (i) the extension of the term of the 2004 Plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for the Company being a public company.

2.	Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

Dated , 2012	Signature(s)[4]

[1]

Please insert the number of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.

Exhibit A

Amendments to 2004 Share Incentive Plan

Section 4.3

Original:

Replenishment and Reissue of Unvested Awards. To the extent that an Award is settled in cash or a form other than Common Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. No Award may be granted under this Plan unless, on the date of grant, the sum of (a) the maximum number of Common Shares issuable at any time pursuant to such Award, plus (b) the number of Common Shares that have previously been issued pursuant to Awards granted under this Plan, plus (c) the maximum number of Common Shares that may be issued at any time after such date of grant pursuant to Awards that are outstanding on such date, does not exceed the Share Limit. Notwithstanding the foregoing, Common Shares that are subject to or underlie Options granted under this Plan that expire or for any reason are canceled or terminated without having been exercised (or Common Shares subject to or underlying the unexercised portion of such Options in the case of Options that were partially exercised), as well as Common Shares that are subject to Share Awards made under this Plan that are forfeited to the Company or otherwise repurchased by the Company prior to the vesting of such shares for a price not greater than the original purchase or issue price of such shares (as adjusted pursuant to Section 7.3.1) will again, except to the extent prohibited by law or applicable listing or regulatory requirements (and subject to any applicable limitations of the Code in the case of Awards intended to be Incentive Stock Options), be available for subsequent Award grants under this Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under this Plan, as well as any shares exchanged by a Participant or withheld by the Company or one of its Affiliates to satisfy the tax withholding obligations related to any Award, shall be available for subsequent awards under this Plan.

Amended:

Replenishment and Reissue of Unvested Awards. To the extent that an Award is settled in cash or a form other than Common Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. No Award may be granted under this Plan unless, on the date of grant, the sum of (a) the maximum number of Common Shares issuable at any time pursuant to such Award, plus (b) the number of Common Shares that have previously been issued pursuant to Awards granted under this Plan, plus (c) the maximum number of Common Shares that may be issued at any time after such date of grant pursuant to Awards that are outstanding on such date, does not exceed the Share Limit. Notwithstanding the foregoing, Common Shares that are subject to or underlie Options granted under this Plan that expire or for any reason are canceled or terminated without having been exercised (or Common Shares subject to or underlying the unexercised portion of such Options in the case of Options that were partially exercised), as well as Common Shares that are subject to Share Awards made under this Plan that are forfeited to the Company or otherwise repurchased by the Company prior to the vesting of such shares will again, except to the extent prohibited by law or applicable listing or regulatory requirements (and subject to any applicable limitations of the Code in the case of Awards intended to be Incentive Stock Options), be available for subsequent Award grants under this Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under this Plan, as well as any shares exchanged by a Participant or withheld by the Company or one of its Affiliates to satisfy the tax withholding obligations related to any Award, shall be available for subsequent awards under this Plan.

Section 5.4.2

Original:

Term. Each Option shall expire not more than 10 years after its date of grant. Each Option will be subject to earlier termination as provided in or pursuant to Sections 5.7 and 7.3. Any payment of cash or delivery of shares in payment of or pursuant to an Option may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Amended:

Term. Each Option shall expire not more than 15 years after its date of grant. Each Option will be subject to earlier termination as provided in or pursuant to Sections 5.7 and 7.3. Any payment of cash or delivery of shares in payment of or pursuant to an Option may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Section 6.5

Original:

Term. A Share Award shall either vest or be repurchased by the Company not more than 10 years after the date of grant. Each Share Award will be subject to earlier repurchase as provided in or pursuant to Sections 6.8 and 7.3. Any payment of cash or delivery of shares in payment for a Share Award may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Amended:

Term. A Share Award shall either vest or be forfeited or repurchased by the Company not more than 15 years after the date of grant. Each Share Award will be subject to forfeiture or earlier repurchase as provided in or pursuant to Sections 6.8 and 7.3. Any payment of cash or delivery of shares in payment for a Share Award may be delayed until a future date if specifically authorized by the Administrator in writing and by the Participant.

Section 6.8

Original:

Termination of Employment; Return to the Company. Unless the Administrator otherwise expressly provides, Restricted Shares subject to an Award that remain subject to vesting conditions that have not been satisfied by the time specified in the applicable Award Agreement (which may include, without limitation, the Participant’s Severance Date), will not vest and will be reacquired by the Company in such manner and on such terms as the Administrator provides, which terms shall include return or repayment of the lower of (a) the Fair Market Value of the Restricted Shares at the time of the termination, or (b) the original purchase price of the Restricted Shares, without interest, to the Participant to the extent not prohibited by law. The Award Agreement shall specify any other terms or conditions of the repurchase if the Award fails to vest.

Amended:

Forfeiture/Repurchase. Unless the Administrator otherwise expressly provides, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement.

Section 7.3.2(b)

Original:

Restricted Shares will immediately vest free of forfeiture restrictions and/or restrictions giving the Company the right to repurchase the shares at their original purchase price;

Amended:

Restricted Shares will immediately vest free of forfeiture restrictions and/or restrictions giving the Company the right to repurchase the shares;

Section 7.11

Original:

Term of the Plan. Unless earlier terminated by the Board, this Plan will terminate at the close of business on the day before the 10th anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional Awards may be granted under this Plan, but previously granted Awards (and the authority of the Administrator with respect thereto, including the authority to amend such Awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

Amended:

Term of the Plan. Unless earlier terminated by the Board, this Plan will terminate at the close of business on the day before the 15th anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional Awards may be granted under this Plan, but previously granted Awards (and the authority of the Administrator with respect thereto, including the authority to amend such Awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

Section 7.5.3

Original:

Share Legends. All certificates evidencing Common Shares issued or delivered under this Plan shall bear the following legends and/or any other appropriate or required legends under applicable laws:

“OWNERSHIP OF THIS CERTIFICATE, THE SHARES EVIDENCED BY THIS CERTIFICATE AND ANY INTEREST THEREIN ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER UNDER APPLICABLE LAW AND UNDER AGREEMENTS WITH THE COMPANY, INCLUDING RESTRICTIONS ON SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION.”

“THE SHARES ARE SUBJECT TO THE COMPANY’S RIGHT OF FIRST REFUSAL AND CALL RIGHTS TO REPURCHASE THE SHARES UNDER THE COMPANY’S SHARE INCENTIVE PLAN AND AGREEMENTS WITH THE COMPANY THEREUNDER, COPIES OF WHICH ARE AVAILABLE FOR REVIEW AT THE OFFICE OF THE SECRETARY OF THE COMPANY.”

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), NOR HAVE THEY BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE. NO TRANSFER OF SUCH SECURITIES WILL BE PERMITTED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER, THE TRANSFER IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR IN THE OPINION OF COUNSEL TO THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND WITH APPLICABLE STATE SECURITIES LAWS.”

Amended:

Share Legends. The Administrator may place on any certificates evidencing Common Shares issued or delivered under this Plan legends to reference restrictions applicable to the Common Shares and/or any other appropriate or required legends under applicable laws.